

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 16, 2016

Antonio Bonchristiano
Chief Executive Officer
GP Investments Acquisition Corp.
150 E. 52nd Street, Suite 5003
New York, NY 10022

> **Re:     GP Investments Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 29, 2016**
> **File No. 333-211355**

Dear Mr. Bonchristiano:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our July 11, 2016 letter.

Questions and Answers About the Proposals

What equity stake will current GPIA shareholders and current World Kitchen equityholders hold in WDKN…, page 10

1.     We note your disclosure regarding the effects of the merger agreement amendment, including the potential incremental equity issuances to Sponsor to fund the merger consideration in the event that GPIA shareholders elect to redeem common stock in excess of 30%.  Please state clearly, if true, that Sponsor could elect to purchase some or all of the incremental equity issuances in the event of a Threshold Event and supplement your disclosure by including the percentage of WDKN that would be owned by Sponsor following the business combination, based on outstanding shares and on a fully-diluted

basis, assuming the maximum amount of incremental equity issuances allowable to Sponsor pursuant to the terms of the merger agreement amendment.  Please provide comparable disclosure throughout your combined proxy statement and prospectus each time you discuss the relative voting power of Sponsor.

What happens to the funds deposited in the trust account after consummation of the merger…, page 15

2.      We note your disclosure that any funds remaining in the trust account and not used for payment of merger consideration or redemption of shares would be "available for general corporate purposes, including, but not limited to, working capital operations, capital expenditures and future potential acquisitions."  We further note that pursuant to the terms and conditions set forth in merger agreement amendment, the parties have agreed to waive the condition set forth in Section 9.1(i) of the merger agreement, which requires that the amount available in the trust account following payment of the redemption shares shall not be less than $122,000,000.  Please enhance your disclosure, here or elsewhere in your combined proxy statement and prospectus, to address why the parties could waive the foregoing provision.  If it is true that, as a result of the merger agreement amendment, the trust account could have less than $122,000,000 in available cash following consummation of the merger, ensure your disclosure addresses how GPIA considered the impacts of such reduced cash on the company's prospective financial condition following consummation of the merger.

Summary of the Proxy Statement/Prospectus

GPIA Initial Shareholders, page 34

3.      Elaborate upon your statement that "[b]ased on current assumptions…the incremental equity issuances would not…result in dilution of the relative ownership interest" to explain the basis for your belief and the assumptions you are relying upon.

Organizational Structure, page 36

4.      The total percentage ownership of WDKN by existing public shareholders of GPIA, Sponsor and independent directors and existing equityholders of World Kitchen is greater than 100%.  Please revise accordingly.

The Merger Proposal, page 104

5.      The calculation of estimated merger consideration assuming closing as of March 31, 2016 and August 31, 2016 is mathematically incorrect.  Based on the amounts presented in the reconciliation on page 106, the merger consideration at March 31, 2016 appears that it should be $268.7 and $242.4 million at August 31, 2016.  Also, we note that the amount at March 31, 2016 does not agree to the total cash proceeds presented in the

reconciliation on page 203 of the pro forma financial statements.  Please explain these differences to us or revise accordingly.

Description of Financial Analyses and Fairness Opinion of Duff & Phelps, page 138

6.      We note your response to comment 10 indicating that company management (i) developed a financial model of World Kitchen containing "projections through 2020 that were extrapolated through 2026," and made such projections available to Duff & Phelps, (ii) believes that projections through 2020 represent a "good faith assessment of WDKN's projected future performance," and (iii) is not aware of why Duff & Phelps chose to utilize the 2021 and 2022 projections in its analysis.  To the extent that company management does not believe that projections beyond 2020, including any valuation analysis performed in reliance thereon, represent a good faith assessment of WDKN's projected future performance, clearly state as much.

7.      Please also disclose the projections through 2026 or tell us why you believe the information for 2021-2026 is not necessary for investors.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Preliminary Allocation of Purchase Consideration, page 202

8.      We note your response to comment 13 and your addition of the table that reconciles the purchase price with the estimated cash and equity consideration on page 203.  There appear to be differences between this table and the table presented on page 106.  Please explain to us why there are differences in the adjustments being made and the amounts shown and either revise or explain accordingly.

Exhibit 5.1

9.      Please have counsel remove assumptions (iii) in the second paragraph of page 3 and the fifth paragraph of page 5 (relating to Maples and Calder's 2015 opinion) of the opinion letter or explain why these assumptions are necessary and appropriate to the opinion rendered.  Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Exhibit 23.2

10.     Please ensure that Grant Thornton LLP, the registered public accounting firm for WKI Holding Company, Inc., dates the consent.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters.  Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc:    Paul T. Schnell, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP